SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)1

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 2 of 11

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 44,662
	8	Shared voting power 767,099
	9	Sole dispositive power 44,662
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 811,761
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 51.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 3 of 11

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 44,662
	9	Sole dispositive power 0
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 811,761
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 51.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 4 of 11

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.3%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 5 of 11

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 767,099
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.3%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 6 of 11

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 776,294
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.3%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 7 of 11

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 776,294
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.3%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 8 of 11

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S- T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013 and as amended by Amendment No. 21 filed on February 14, 2014, (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 28, 2012, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of the Company and (b) Senior Vice President –Project Development, Administration and Mississippi Operations of The North American Coal Corporation.

The statements under the heading Julia L. Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Julia Rankin Kuipers. Ms. Kuipers’ address is 36669 Cedar Rd., Gates Mills, Ohio 44040. Ms. Kuipers is not employed.

Item 5.	Interest in Securities of the Issuer

The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:

(a) - (b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.1% of the outstanding Class B Common as of December 31, 2014.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 294,728 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV, (d) as trustee and beneficiary of certain trusts, shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV, and (e) as trustee and beneficiary of certain trusts, has the sole power to vote and to dispose of 44,662 shares of Class B Common. Together, the 811,761 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 51.6% of the Class B Common outstanding on December 31, 2014.

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 9 of 11

The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote 44,662 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners and (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 811,761 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 51.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners and (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Together, the 776,294 shares of Class B Common beneficially owned by Helen R. Butler constitute approximately 49.3% of the Class B Common outstanding on December 31, 2014.

The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners and (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Together, the 776,294 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 49.3% of the Class B Common outstanding on December 31, 2014.

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler shares the power to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV and (c) 9,195 shares of Class B Common with his spouse (Helen R. Butler).Together, the 776,294 shares of Class B Common constitute approximately 49.3% of the Class B Common outstanding on December 31, 2014.

The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams shares the power to dispose of (a) 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (b) 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV and (c) 9,195 shares of Class B Common with his spouse (Clara T. Rankin Williams). Together, the 776,294 shares of Class B Common constitute approximately 49.3% of the Class B Common outstanding on December 31, 2014.

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for PNC Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A*
Attorney-in-Fact for Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney in Fact for Julia L. Rankin*
Attorney in Fact for Thomas Parker Rankin*
Attorney-in-Fact for Rankin Associates, IV, L.P.*
Attorney-in-Fact for Clara T. Rankin’s Qualified Annuity Interest Trust 2008 B*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008 B*

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 11 of 11

Attorney-in-Fact for Clara T. Rankin’s Qualified Annuity Interest Trust 2009 B*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2009 B*
Attorney in Fact for Lynne T. Rankin*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2010B*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2 of such Exhibit, in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, in Exhibit 30 at pages 6 through 7 of such Exhibit, in Exhibit 32 at pages 5 through 6 of such Exhibit, in Exhibit 33 at pages 5 through 6 of such Exhibit, in Exhibit 34 at pages 6 through 7 of such Exhibit, in Exhibit 35 at pages 6 through 7 of such Exhibit, in Exhibit 36 at pages 6 through 7 of such Exhibit, in Exhibit 37 at pages 6 through 7 of such Exhibit, in Exhibit 38 at pages 6 through 7 of such Exhibit and in Exhibit 39 at pages 6 through 7 of such Exhibit.